LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.
Consolidated Financial Statements
December 31, 2005 and 2004
Index	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, Canada
March 17, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 17, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, Canada

March 17, 2006

SmytheRatcliffe.com

7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675
telephone: 604.687.1231

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Balance Sheets (note 1)
December 31
(Canadian Dollars)

	2005	2004
Assets
Current
Cash and term deposits	$8,408,620	$0
Marketable securities (note 6)	379,236	383
Accounts receivable (note 7)	1,801,274	1,198,731
Due from related parties (note 13(a))	4,740	376,087
Prepaids and security deposits	27,499	102,899

	10,621,369	1,678,100
Equipment and Software Development (note 8)	2,198,239	904,747

Total Assets	$12,819,608	$2,582,847

Liabilities
Current
Cheques issued in excess of funds on deposit	$0	$20,717
Customer deposits, accounts payable and accrued liabilities
(note 9)	2,111,066	1,361,239
Other obligations (note 10)	0	516,008
Obligation under capital lease (note 11)	20,268	19,904
Due to related parties (note 13(b))	60,929	8,525

	2,192,263	1,926,393
Obligation Under Capital Lease (note 11)	2,550	23,190

Total Liabilities	2,194,813	1,949,583

Stockholders’ Equity
Capital Stock (note 12)	27,096,835	17,299,101
Subscription Received (note 12)	0	750,000
Contributed Surplus (note 12)	2,306,354	2,451,298
Deficit	(18,778,394)	(19,867,135)

	10,624,795	633,264

Total Liabilities and Stockholders’ Equity	$12,819,608	$2,582,847

Commitments and Subsequent Events (notes 16 and 18)

“Bedo H. Kalpakian”
..................................................................... Director
Bedo H. Kalpakian

“Neil Spellman”
..................................................................... Director
Neil Spellman

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Operations and Deficit
Years Ended December 31
(Canadian Dollars)

	2005	2004	2003
			(note 4(f))
Revenues	$11,578,978	$1,980,918	$490,764
Interest Income	142,340	3,046	1,997

	11,721,318	1,983,964	492,761

Expenses
Advertising and promotion	5,229,260	1,236,938	771,813
Salaries and benefits	1,935,268	2,292,755	1,344,223
Transaction fees	814,964	0	0
Rent	362,410	289,269	255,702
Consulting and professional fees	340,641	991,950	227,138
Travel, meals and entertainment	339,973	172,233	163,834
Office	325,339	126,891	83,323
Management fees (note 13(c))	270,000	180,000	180,000
Bank charges, interest and foreign exchange
(recovery)	172,915	(17,840)	34,278
Legal, accounting and audit	151,199	78,661	133,947
Telephone	54,491	24,863	27,704
Donations	51,500	0	0
License fees	46,527	13,033	26,755
Regulatory and transfer agent fees	38,822	10,357	6,891
Commission fees	28,952	0	0
Shareholder communication	17,116	9,424	11,150
Technical consulting	0	2,600	59,701
Amortization	382,655	168,108	71,677

	10,562,032	5,579,242	3,398,136

Income (Loss) Before Other Items	1,159,286	(3,595,278)	(2,905,375)

Other Items
Gain on sale of equipment	0	0	435
Write-down of marketable securities	(167,927)	(39,301)	0
Gain (loss) on sale of investments	0	(42,011)	6,502
Gain (loss) on settlement of lawsuit (note 10)	97,382	(240,400)	0
Purchase of net revenue sharing (note 14)	0	(1,429,522)	889,663

	(70,545)	(1,751,234)	896,600

Net Income (Loss) for Year	1,088,741	(5,346,512)	(2,008,775)
Deficit, Beginning of Year (note 4(f))	(19,867,135)	(14,520,623)	(12,511,848)

Deficit, End of Year	$(18,778,394)	$(19,867,135)	$(14,520,623)

Basic Net Earnings (Loss) Per Common Share	$0.01	$(0.09)	$(0.05)
Diluted Earnings Per Share	$0.01	N/A	N/A

Weighted Average Number of Common Shares
Outstanding – Basic (note 12)	84,337,774	58,428,307	42,579,518

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
Years Ended December 31
(Canadian Dollars)

	2005	2004	2003
Operating Activities
Net income (loss)	$1,088,741	$(5,346,512)	$(2,008,775)
Items not involving cash
Amortization	382,655	168,108	71,677
Capitalization of deferred amortization
on software development	7,677	11,977	0
Stock-based compensation	329,399	2,323,004	528,457
Gain (loss) on sale of equipment and investments	0	42,011	(6,937)
Write-down of marketable securities	167,927	39,301	0
License fee from settlement	0	240,400	0
Gain (loss) on settlement of lawsuit	(97,382)	0	0

Operating Cash Flow	1,879,017	(2,521,711)	(1,415,578)

Changes in Non-Cash Working Capital
Accounts receivable	(602,543)	(1,024,338)	(85,282)
Prepaids and security deposits	75,400	(17,858)	(80,446)
Due from related party	371,347	(230,515)	(140,832)
Customer deposits, accounts payable and
accrued liabilities	847,209	955,631	77,518
Due to related parties	52,404	544	(94,138)

	743,817	(316,536)	(323,180)

Cash Provided by (Used in) Operating
Activities	2,622,834	(2,838,247)	(1,738,758)

Financing Activities
Common shares issued, net of issue costs	8,573,391	2,702,318	1,769,781
Subscriptions received	0	750,000	0
Other obligations	(516,008)	275,608	0
Capital lease payments	(20,276)	(14,282)	(8,403)

Cash Provided by Financing Activities	8,037,107	3,713,644	1,761,378

Investing Activities
Proceeds on sale of marketable securities	0	173,839	30,864
Purchase of marketable securities	(546,780)	(238,160)	(34,553)
Purchase of equipment	(704,245)	(168,514)	(41,525)
Additions to software development	(979,579)	(659,979)	0

Cash Used in Investing Activities	(2,230,604)	(892,814)	(45,214)

Inflow (Outflow) of Cash	8,429,337	(17,417)	(22,594)
Cash and Term Deposits (Cheques Issued in
Excess of Funds on Deposit), Beginning of
Year	(20,717)	(3,300)	19,294

Cash and Term Deposits (Cheques Issued in
Excess of Funds on Deposit), End of Year	$8,408,620	$(20,717)	$(3,300)

Supplementary Information
Interest paid	$6,864	$34,545	$21,496

1.	NATURE OF OPERATIONS AND GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern”, which assumes the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company and its wholly-owned Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”), which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada.

Kahnawake has reserve status in Canada, and has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming license to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawake regarding online gaming has not yet been tested by Canadian legal authorities; therefore, the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action is the owner and operator of www.tigergaming.com, www.actionpoker.com, www.atlantisworldpoker.com, www.holycowpoker.com and www.pokerincanada.com. Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties. Action operates mainly as an Internet host of card games and collects a fee as host (rake).

During 2005, Action has licensed from an arm’s length third party an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

Although management believes that the conduct of Internet gaming related activities by Action represents a lawful business, there is the risk that the legality of the Internet gaming related activities could be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

Prior to the current fiscal year, the Company incurred significant operating losses in previous fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the “going- concern” assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the “going-concern” assumption used in preparing these financial statements.

If the “going-concern” assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars. As described in note 17, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3.	COMPARATIVE FIGURES

Certain prior year amounts have been restated to be comparative to the current year’s presentation.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas from Home.com Entertainment Inc. (Canada) and its wholly-owned subsidiaries, Action Poker Gaming Inc. (Antigua), Action Commerce Limited (United Kingdom), APG Enterprises Limited (Cyprus) and APG Enterprises (Armenia). The Company’s inactive subsidiaries, Tiger Ventures Corp. and Georgia Enterprises Corp., both of which were Panamanian companies, were dissolved during the year. All intercompany balances and transactions have been eliminated.

(b)	Cash and term deposits

Cash and term deposits consist of cash on hand and term deposits with maturities of less than one year at the date of acquisition.

(c)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(d)	Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs Computer equipment Automobile Office furniture	- 5 years straight-line - 30% declining-balance - 30% declining-balance - 20% declining-balance

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Software development costs

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

(f)	Stock-based compensation plans

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options. Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002. Accordingly, contributed surplus was increased by $297,075 in 2004.

(g)	Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement. Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Each license agreement generates a minimum of two or a maximum of three different types of revenue.

Recognition of revenue for each type of revenue is as follows:

(i)	License fees for all licensees

License fees are one-time non-refundable fees, which are for entering into the license agreements. License fees are recognized when received.

(ii)	Rake percentage from licensees

Rake revenue earned by the Company is based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which vary from agreement to agreement. The Company recognizes its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance is then paid out to the licensees in the subsequent month.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Revenue recognition (Continued)

(iii)	Administration fees

Administration fees revenue earned by the Company is based on negotiated percentages as specified in the agreements with certain licensees, which vary from agreement to agreement. The fees charged are for administrative services provided by the Company. The Company recognizes these fees as a percentage of the rake collected on behalf of each licensee on a monthly basis.

(iv)	Rake revenue

Rake revenue from customers coming through the Company’s own websites is collected when a player joins a table, and is non-refundable. As such, revenue is recognized when a player joins a table.

(v)	The Company has an agreement with Bronx Ventures Inc. (“Bronx”), a related party whereby Bronx receives 40% of the revenue from certain card games (note 13(c)(iv)). Las Vegas reduces its revenue by these amounts.

(vi)	The Company recognizes revenues/losses from its Online Casino once a player loses or wins the wager.

(h)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(i)	Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates. Stock options and warrants that are anti-dilutive are not included in the calculation.

The dilutive effect of options and warrants was not reflected in loss per share for 2004 and 2003 as the effect would have been anti-dilutive.

(k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(l)	Player deposits

Player deposits are included in the Company’s accounts payables and represent funds deposited by the players.

(m)	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(n)	Intangible assets

The Company has registered and regularly renews several hundred domain names. These amounts are insignificant and are expensed when incurred.

5.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash and term deposits, marketable securities, accounts receivable, cheques issued in excess of funds on deposit, customers deposits, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable; however, risk on accounts receivable is minimal as receivables are from major Internet payment processors.

(d)	Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e)	Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are de-listed from public trading.

6.	MARKETABLE SECURITIES

	2005	2004
Marketable securities (market value — $379,236; 2004 — $520)	$379,236	$383

7.	ACCOUNTS RECEIVABLE

Accounts receivable is comprised of the following:

	2005	2004
Due from payment processors	$1,532,292	$1,136,366
Due from licensees	121,054	27,168
Accounts receivable	117,690	35,197
Security deposits	30,238	0

	$1,801,274	$1,198,731

8.	EQUIPMENT AND SOFTWARE DEVELOPMENT

	2005
		Accumulated
	Cost	Amortization	Net

Software and development costs	$2,216,060	$457,591	$1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$2,888,254	$690,015	$2,198,239

	2004
		Accumulated
	Cost	Amortization	Net

Software and development costs	$840,880	$174,538	$666,342
Computer equipment	298,941	101,381	197,560
Computer equipment under capital lease	64,320	23,475	40,845

	$1,204,141	$299,394	$904,747

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games. The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001. As a result, the development of the software was halted. During 2001, the Company wrote-down the software by $156,724 and, during 2002, the Company wrote-off the remaining $166,023. The Company commenced legal action against the software developer seeking repayment of a promissory note due to the Company for $25,000 plus interest. Subsequently, the Company and two directors were named defendants in a counterclaim for damages totalling $307,944. On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out-of-court settlement and, as a result, these lawsuits were dismissed by consent.

The capitalized software and development costs are for the continuous and on-going process of developing the Company’s on-line gaming software. This would include improving the functionality of the gaming software, enhancing the gaming software by adding new games and/or features, increasing the player capacity of the gaming software and modifying the gaming software to meet certain requirements.

During 2001, the Company commenced developing its own multi-player interactive card games software. The amount of $180,901 has been capitalized under software and development costs. Amortization commenced in 2002 as the software was commercially released during the year. During 2004 and 2005, additional amounts of $659,979 (Salaries — $571,600, Other — $88,379) and $979,579 (Salaries — $964,745, Other — $14,834), respectively, were capitalized as software development costs.

9.	CUSTOMER DEPOSITS, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Customer deposits, accounts payable and accrued liabilities are comprised of the following:

	2005	2004
Customer deposits	$1,806,436	$571,345
Accounts payable and accrued liabilities	172,139	661,217
Payable to licensees	132,491	128,677

	$2,111,066	$1,361,239

10.	OTHER OBLIGATIONS

Other obligations are comprised of the following:

	2005	2004
Loan from International Interactive Ventures (“Interactive”)	$0	$275,608
License fee from settlement	0	240,400

	$0	$516,008

Pursuant to a loan agreement, the loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June 2004, and was payable in monthly installments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the repayment of the loan. The entire amount was fully repaid by the Company on March 15, 2005. In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months. Bonus payments totalling US $20,709 were made up to October 2004. On April 15, 2005, as consideration for the early repayment of the loan by the Company, Interactive cancelled the loan agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the loan agreement.

The license fee from settlement of US $200,000 (Cdn $240,400) was the maximum amount of a series of royalty payments that were payable to an arm’s length third party (the “Third Party”) as follows:

(a)	four equal installments of US $25,000 until November 2, 2005;

(b)	quarterly payments of US $10,000 for every US $1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of Las Vegas’ cumulative rake revenues; and

(c)	a single payment of US $50,000 for the first subsequent US $5,000,000 of Las Vegas’ cumulative rake revenues after the above-mentioned US $5,000,000 would have been reached.

On May 6, 2005, the Company and the Third Party entered into a modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations. As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the year ended December 31, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

11.	OBLIGATION UNDER CAPITAL LEASE

The following is the schedule of future minimum lease payments under capital lease:

	2005	2004
2005	$0	$27,056
2006	22,811	23,947
2007	2,556	2,556

Total minimum lease payments	25,367	53,559
Less: Amount representing interest and executory costs	2,549	10,465

Present value of net minimum lease payments	22,818	43,094
Less: Current portion	20,268	19,904

Obligation under capital lease	$2,550	$23,190

12.	CAPITAL STOCK

At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and, in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia). Furthermore, the shareholders approved the increase of the Company’s authorized capital stock to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

(a)	Authorized

Preferred shares without par value – unlimited (none issued)

Common shares without par value — unlimited

12. CAPITAL STOCK (Continued)

(b)	Issued

The number of shares issued are as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus
Balance, December 31, 2002	38,103,486	$12,400,607	$26,232
Exercise of stock options for cash	1,929,814	199,785
Reclassification of contributed
surplus on exercise of options	0	175,392	(175,392)
Private placements
Net proceeds	11,999,970	1,569,996	0
Stock-based compensation	0	0	528,457

Balance, December 31, 2003	52,033,270	14,345,780	379,297
Exercise of stock options for cash	2,375,408	424,318	0
Reclassification of contributed
surplus on exercise of options	0	251,003	(251,003)
Private placements
Net proceeds	15,450,000	2,278,000
Stock-based compensation	0	0	2,323,004

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements
Net proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	$27,096,835	$2,306,354

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of subscription receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized capital stock of the Company to an unlimited number of common shares and an unlimited number of preferred  shares, in each case without nominal or par value. As a result, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants to various investors for net proceeds of $7,487,689. Each whole warrant is exercisable for $1 into one common share. The Company paid the Underwriters an aggregate cash commission

12. CAPITAL STOCK (Continued)

(b) Issued (Continued)

of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”), which are exercisable into units at $0.65 per unit. Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1 per share for a period of two years. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and compensation warrants, which were issued by the Company on July 13, 2005, had hold periods that expired on September 14, 2005, at which time, the share purchase warrants commenced trading on the TSX Venture Exchange (“TSX”) under the symbol “LVH.WT”.

During 2004, the Company closed private placements with Bronx, a related company, for a total of 4,000,000 common shares at prices of $0.30 and $0.32 per common share for net proceeds of $1,225,000.

The Company closed brokered and non-brokered private placements dated October 25, 2004 with various investors and two directors for a total of 11,450,000 units at $0.10 per unit consisting of one common share and one-half of one warrant for net proceeds of $1,053,000. A 10% cash commission of $92,000 and 920,000 broker warrants were issued to the agent in relation to the brokered private placement. Each whole warrant is exercisable at $0.20 per common share for a period of 24 months.

On December 13, 2004, the Company entered into non-brokered private placements to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share at $0.25 per common share for a period of 24 months up to January 7, 2007.

As of December 31, 2004, the Company received subscriptions of $750,000 for 3,700,000 of the 5,000,000 above-mentioned units, which had not yet been issued. As of January 7, 2005, all 5,000,000 units were issued.

(c)	Warrants

During the year ended December 31, 2005, the Company issued 2,430,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $428,000.

12. CAPITAL STOCK (Continued)

(c) Warrants (Continued)

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2005 and 2004:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2003	1,688,000	$0.70
Granted	6,645,000	$0.19
Expired	(1,688,000)	$0.70

Balance, December 31, 2004	6,645,000	$0.19
Granted	8,742,750	$0.82
Exercised	(2,430,000)	$0.19

Balance, December 31, 2005	12,957,750	$0.59

At December 31, 2005 and 2004, the following warrants are exercisable and outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2005	2004
October 31, 2006	$0.20	3,775,000	4,600,000
October 31, 2006	$0.10	90,000	920,000
November 8, 2006	$0.20	850,000	1,125,000
January 7, 2007	$0.25	2,000,000	0
May 13, 2007	$1.00	6,242,750	0

Total warrants outstanding and
exercisable	$0.10 to $1.00	12,957,750	6,645,000

(d)	Stock options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.

12. CAPITAL STOCK (Continued)

(d) Stock options (Continued)

During 2002, the Company adopted an incentive stock option plan (the “2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees and consultants who can contribute to the success of the Company. The 2002 Plan has received TSX approval. In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) under which the Company may reserve up to 10% of its issued and outstanding capital stock for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares. The 2003 Plan has received TSX approval.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”) that replaces the Company’s aforementioned 2002 and 2003 Stock Option Plans. The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004. At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”). Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX approval, the Company grants stock options to employees, directors, officers and consultants. During the year ended December 31, 2005, the Company issued 2,740,500 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2005 and 2004. The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2003	2,938,349	$0.18
Options granted	13,310,000	$0.16
Options cancelled	(381,250)	$0.18
Options exercised	(2,375,408)	$0.18
Options expired	(2,326,099)	$0.19

Balance, December 31, 2004	11,165,592	$0.16
Options granted	1,825,000	$0.35
Options cancelled	0	N/A
Options exercised	(2,740,500)	$0.17
Options expired	(278,500)	$0.21

Balance, December 31, 2005	9,971,592	$0.19

12. CAPITAL STOCK (Continued)

(d) Stock options (Continued)

At December 31, 2005 and 2004, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Options
Expiry Date	Price	2005	2004
February 4, 2005	$0.19	0	565,000
February 4, 2006	$0.19	236,842	361,842
March 23, 2006	$0.15	0	25,000
June 9, 2006	$0.18	171,250	246,250
June 23, 2006	$0.13	20,000	50,000
July 7, 2006	$0.16	0	50,000
July 8, 2006	$0.18	37,500	37,500
July 13, 2006	$0.18	0	50,000
September 15, 2006	$0.18	65,000	70,000
October 28, 2006	$0.12	350,000	500,000
November 3, 2006	$0.16	4,885,000	5,200,000
March 12, 2007	$0.18	0	120,000
March 12, 2007	$0.18	0	880,000
April 28, 2007	$0.12	1,566,000	1,960,000
May 2, 2007	$0.16	900,000	900,000
May 18, 2007	$0.17	50,000	50,000
May 22, 2007	$0.17	50,000	50,000
June 1, 2007	$0.20	50,000	50,000
January 17, 2007	$0.20	370,000	0
February 8, 2007	$0.25	128,000	0
March 7, 2007	$0.44	387,000	0
May 16, 2007	$0.46	50,000	0
July 5, 2007	$0.46	430,000	0
August 2, 2007	$0.46	50,000	0
September 13, 2007	$0.38	100,000	0
November 3, 2007	$0.29	25,000	0
December 27, 2007	$0.38	50,000	0

Total stock options outstanding		9,971,592	11,165,592

Total stock options exercisable		7,220,405	2,812,648

12. CAPITAL STOCK (Continued)

(e)	Stock option compensation

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, compensation expense of $146,963 (2004 — $1,489,526; 2003 — $357,152) was recognized as salaries expense, and $182,436 (2004 — $833,478; 2003 — $171,305) was recognized as consulting expense in 2005. These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2005	2004
Expected life (years)	2	1 to 3
Interest rate	3.00%	3.00%
Volatility	186.43%	145.97%
Dividend yield	0.00%	0.00%

(f)	Earnings (loss) per share

	2005	2004	2003
Weighted average number of shares outstanding — Basic	84,337,774	58,428,307	42,579,518
Pro-rated dilutive warrants	6,823,654	N/A	N/A
Pro-rated dilutive options	4,217,485	N/A	N/A

Weighted average number of shares outstanding — Diluted	95,378,913	58,428,307	42,579,518

13.	RELATED PARTY TRANSACTIONS

(a)	Due from related parties

	2005	2004
Bronx Ventures Inc.	$0	$371,347
Loan receivable from a director on demand with no interest	4,740	4,740

	$4,740	$376,087

(b)	Due to related parties

	2005	2004
Bronx Ventures Inc.	$59,345	$0
Directors	1,584	8,525

	$60,929	$8,525

13. RELATED PARTY TRANSACTIONS (Continued)

(b) Due to related parties (Continued)

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors. Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses. Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

The current year amount due to Bronx is payable on demand with no interest. The prior year amount due from Bronx was due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

(c)	Related party transactions are measured at the exchange amount and comprised of the following:

(i)	interest paid to directors in the amount of $0 (2004 — $2,419; 2003 — $3,433);

(ii)	management fees paid to a company related by common management and directors in the amount of $270,000 (2004 — $180,000; 2003 — $180,000);

(iii)	interest income received from Bronx for loans in the amount of $0 (2004 — $513; 2003 — $1,740); and

(iv)	the Company paid $484,804 (2004 — $292,372; 2003 — $100,951) to Bronx for its share of revenues generated from its investment in the “3” card games software.

(d)	Due to/from related parties is comprised of:

(i)	rent received from Bronx for shared offices in the amount of $6,000 (2004 — $6,032; 2003 — $7,090);

(ii)	reimbursed Bronx for payroll in the amount of $205,608 (2004 - $185,450; 2003 — $155,796);

(iii)	reimbursed Bronx for other office expenses in the amount of $1,455 (2004 — $14,139; 2003 — $29,629); and

(iv)	interest was charged for funds loaned to the Company by Bronx in the amount of $0 (2004 — $378; 2003 — $1,387).

14.

PURCHASE OF NET REVENUE SHARING

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US $1,000,000 of which the portion received was included in other items of the consolidated statements of operations and deficit.

During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US $1,000,000, which was fully paid as of March 8, 2005. The Company and Action have no further obligations whatsoever to Atlantis.

15.	INCOME TAXES

	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book
value of fixed assets	$211,000	$85,000
Excess of marketable securities tax value over
carrying value	60,000	0
Share issuance costs tax value	214,000	0
Excess of unused exploration expenditures for
Canadian tax purposes over net book value	96,000	102,000
Non-capital loss carry-forwards for Canadian income
tax purposes	2,328,000	2,996,000
Capital losses	349,000	372,000

	3,258,000	3,555,000
Valuation allowance for future income tax assets	(3,258,000)	(3,555,000)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,000 that can be carried forward indefinitely.

15. INCOME TAXES (Continued)

The Company has available non-capital losses of $6,534,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2007	$626,000

2008	1,049,000

2009	1,578,000

2010	2,316,000

2014	965,000

$6,534,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004
Income tax expense (benefit) computed at Canadian statutory rates	$388,000	$(2,032,000)
Amortization in excess of capital cost allowance	128,000	57,000
Non-deductible write-down of marketable securities	60,000	15,000
Share issuance and financing costs	(66,000)	(30,000)
Lawsuit settlement	(86,000)	91,000
Other	2,000	33,000
Non-deductible stock-based compensation	118,000	883,000
Differences attributable to income taxes of other countries	(64,000)	616,000
Unrecognized (utilized) tax losses	(480,000)	367,000

	$0	$0

16.

COMMITMENTS

Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(a)	Interactive gaming license

Annual license fee of US $10,000.

(b)	Kahnawake server park rent

Monthly user fee of US $10,000.

(c)	Financial transaction fees

Minimum monthly fee of US $2,000 for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

(d)	Casino software licensing fees

License fee calculated based on monthly casino results on a sliding scale basis. Monthly hosting and support fee of US $2,660.

17.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	Recent US accounting pronouncements

(i)	FAS 153, “Exchanges of Non-Monetary Assets”. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(ii)	In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation, if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

17.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a) Recent US accounting pronouncements (Continued)

(iii)	In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iv)	FIN 46®, “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46®. Application of Interpretation 46 or Interpretation 46® is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46®. There is no impact on the Company’s financial statements.

(v)	In 2004, FASB issued a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

(b)	The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

17.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b) (Continued)

Under US GAAP, the accounting treatment would differ as follows:

(i)	Marketable securities are recorded at fair market value. The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur. For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

(ii)	Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

(iii)	Under Canadian GAAP, the Company did not meet the criteria to adopt prospectively the fair value method of accounting for stock-based compensation, and therefore, had to adopt the change retroactively. Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively. For US GAAP, the Company adopted the change, prospectively.

	2005	2004	2003
Total Assets for Canadian GAAP	$12,819,608	$2,582,847	$661,035
Adjustments increasing total assets
Add: Unrealized gain on marketable securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	0	135	5,783
Total Assets for US GAAP	$12,819,608	$2,582,982	$666,818

Total Liabilities for Canadian GAAP	$2,194,813	$1,949,583	$456,581
Adjustments increasing total liabilities	0	0	0

Total Liabilities for US GAAP	2,194,813	1,949,583	456,581

Total Equity for Canadian GAAP	10,624,795	633,264	204,454
Accumulated adjustment for marketable
securities	135	5,783	0
Current change in marketable securities	(135)	(5,648)	5,783
Total Equity for US GAAP	10,624,795	633,399	210,237

Total Liabilities and Equity for US GAAP	$12,819,608	$2,582,982	$666,818

17.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b) (Continued)

(iii) (Continued)

	2005	2004	2003
Total Income (Loss) for Canadian GAAP	$1,088,741	$(5,346,512)	$(2,008,775)
Adjustments increase (decreasing)
total net income (loss)
Adopt fair value for stock-based
compensation prospectively
under US GAAP	0	0	214,024
Unrealized gain on marketable
securities	0	135	5,783
Reversal of gains reported in
prior years’ US income and
current year Canadian income	(135)	(5,783)	0

Total Net Income (Loss) for US GAAP	$1,088,606	$(5,352,160)	$(1,788,968)

	2005	2004	2003
Earnings per common share
Canadian GAAP — Basic	$0.01	$(0.09)	$(0.05)
US GAAP — Basic	$0.01	$(0.09)	$(0.04)
Canadian GAAP — Diluted	$0.01	N/A	N/A
US GAAP — Diluted	$0.01	N/A	N/A

17.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b) (Continued)

(iii) (Continued)

	2005	2004	2003
Stockholders’ Equity
Common Shares Issued
Beginning balance	$19,510,143	$14,484,821	$12,400,607
Issue of shares	9,323,391	2,702,318	1,769,781
Issue of stock options	329,399	2,323,004	314,433
Ending Balance	29,162,933	19,510,143	14,484,821

Subscription Received
Beginning balance	750,000	0	0
Share subscription received (issued)	(750,000)	750,000	0

Ending balance	0	750,000	0

Contributed Surplus
Beginning and ending balance	26,232	26,232	26,232
Deficit
Beginning balance	(19,652,976)	(14,300,816)	(12,511,848)
Net income (loss)	1,088,606	(5,352,160)	(1,788,968)

Ending Balance	(18,564,370)	(19,652,976)	(14,300,816)

Total Stockholders’ Equity US GAAP	$10,624,795	$633,399	$210,237

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised. Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

18.	SUBSEQUENT EVENTS

(a)	Subsequent to December 31, 2005, a total of 357,592 employee stock options were exercised at prices between $0.12 and $0.19 per common share for total proceeds to the Company of $64,715, and 50,000 employee stock options at an exercise price of $0.19 per common share expired.

(b)	The director’s loan of $4,740 was repaid to the Company on February 9, 2006.

(c)	Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a monthly rent of $15,000 plus GST.